UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Carver Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14687510
(CUSIP Number)

Roy Swan Carver Federal Savings Bank 75 West 125th Street New York, New York 10027; (212) 360-8820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 09, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14687510

1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Deborah C. Wright
2		Check the Appropriate box if a Member of a Group (See Instructions)
(a) (b)
3	SEC Use Only
4		Source of Funds (See Instructions)
SC
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 181,080*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 181,080*
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person
181,080*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Iinstructions)
13		Percent of Class Represented by Amount in Row (11)
7.2% of shares of Common Stock
14		Type of Reporting Person (See Instructions)
IN

* Includes 151,358 shares which may be acquired by Ms. Wright pursuant to options granted under Carver Bancorp, Inc.’s 1995 Stock Option Plan.

ITEM 1.          SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D, dated August 31, 2004, filed by Carver Bancorp, Inc. (“Carver”), a Delaware corporation having its principal executive offices at 75 West 125th Street, New York, New York 10027, with respect to the ownership of its shares of common stock, par value $0.01 per share (the “Common Stock”) and options to purchase the Common Stock (“Options”).

ITEM 2.          IDENTITY AND BACKGROUND

This Amendment is being filed by Deborah C. Wright whose business address is Carver Federal Savings Bank, 75 West 125th Street, New York, New York 10027. Ms. Wright is the Chairman and Chief Executive Officer and a Director of Carver, located at the address set forth above. Ms. Wright has never been convicted in a criminal proceeding nor has she ever been a party to a civil or criminal proceeding before any administrative or judicial body resulting in a judgment, decree or final order to which she is or was subject. Ms. Wright is a United States citizen.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As compensation for her services, on June 24, 2003, Ms. Wright was awarded Options under Carver’s 1995 Stock Option Plan (“Option Plan”) to purchase 20,000 shares of Common Stock at a price per share of $16.41, 6,667 of which vested on each of June 24, 2005 and 2006. Ms. Wright has not exercised her right to purchase these shares. As compensation for her services, on June 24, 2004, Ms. Wright was awarded Options under the Option Plan to purchase 15,000 shares of Common Stock at a price per share of $19.63, 5,000 of which vested on each of June 24, 2005 and 2006. Ms. Wright has not exercised her right to purchase these shares. As compensation for her services, on June 9, 2005, Ms. Wright was awarded Options under the Option Plan to purchase 13,581 shares of Common Stock at a price per share of $17.13, 1,358 of which vested on June 9, 2006. Ms. Wright has not exercised her right to purchase these shares.

          As compensation for her services, on June 24, 2003, Ms. Wright was awarded 2,500 shares of restricted stock under Carver’s Management Recognition Plan (“MRP”), 833 of which vested on June 24, 2005 and 834 of which vested on June 24, 2006. As compensation for her services, on June 24, 2004, Ms. Wright was awarded 2,500 shares of restricted stock under the MRP, 833 of which vested on each of June 24, 2005 and 2006. As compensation for her services, on June 9, 2005, Ms. Wright was awarded 5,432 shares of restricted stock under the MRP, 543 shares of which vested on June 9, 2006.

          The Bank maintains an Employee Stock Ownership Plan, and the account maintained under such plan for the benefit of Ms. Wright holds 7,794 shares of Common Stock, all of which have vested as of December 31, 2005 and 5,009 of which vested between the Schedule 13D, dated August 31, 2004, filed by Carver and the date of this Amendment.

ITEM 4.                PURPOSE OF TRANSACTION

              Ms. Wright acquired the Common Stock and Options giving rise to the filing of this Amendment from Carver as compensation for her services.

              (a)  Except for additional Common Stock and Options that Ms. Wright may be awarded or have a right to acquire pursuant to Carver’s 2006 Stock Incentive Plan, which will become effective only if approved by Carver’s shareholders, the MRP and the Employee Stock Ownership Plan, Ms. Wright has no plans or proposals to acquire additional securities of Carver.

              Ms. Wright intends to review her investment in Common Stock on a continuing basis and may, at any time, consistent with her obligations under federal and state securities laws, determine to increase or decrease her ownership of Common Stock through purchases or sales in the open market or in privately negotiated transactions.

              Other than described above, Ms. Wright currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D. However, Ms. Wright retains her right to modify her plans with respect to the transactions described in this Item 4 to acquire or dispose of Common Stock and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.         INTEREST IN SECURITIES OF CARVER

               (a) and (b)     The following table sets forth the number of shares of Common Stock of Carver that are beneficially owned by Ms. Wright, together with the percentage of such Common Stock beneficially owned by Ms. Wright, as of the date hereof. Ms. Wright has sole power to vote and dispose of the shares of Common Stock that are beneficially owned by her.

Name	Number of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Deborah C. Wright	181,080[1] Includes 151,358 shares which may be acquired by Ms. Wright pursuant to options granted under the Option Plan.	7.24%

________________________________
1Includes 151,358 shares which may be acquired by Ms. Wright pursuant to options granted under the Option Plan.

(c)

Name	Date of Transaction	Amount of Securities Involved	Price per Share	Where and How the Transaction was Effected
Deborah C. Wright	June 09, 2006	543	n/a2	Grant through MRP
Deborah C. Wright	June 24, 2006	833	n/a3	Grant through MRP
Deborah C. Wright	June 24, 2006	834	n/a4	Grant through MRP
Deborah C. Wright	June 09, 2006	1,358	n/a5	Grant through Option Plan
Deborah C. Wright	June 24, 2006	5,000	n/a6	Grant through Option Plan
Deborah C. Wright	June 24, 2006	6,667	n/a7	Grant through Option Plan

(d)     To Ms. Wright’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this statement.

(e)     Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF CARVER

None.

ITEM 7.         MATERIAL REQUIRED TO BE FILED AS EXHIBITS

None.

________________________________
2543 shares of restricted stock vested on June 9, 2006 pursuant to a June 9, 2005 grant in which Ms. Wright was awarded 5,432 shares of restricted stock under the MRP.
3 833 shares of restricted stock vested on June 24, 2006 pursuant to a June 24, 2004 grant in which Ms. Wright was awarded 2,500 shares of restricted stock under the MRP.
4 834 shares of restricted stock vested on June 24, 2006 pursuant to a June 24, 2003 grant in which Ms. Wright was awarded 2,500 shares of restricted stock under the MRP.
5 On June 9, 2005, Ms. Wright was awarded options to purchase 13,581 shares of Common Stock with an exercise price per share of $17.13; options to purchase 1,358 shares of Common Stock vested on June 9, 2006. Ms. Wright has not exercised her right to purchase these shares.
6 On June 24, 2004, Ms. Wright was awarded options to purchase 15,000 shares of Common Stock with an exercise price per share of $19.63; options to purchase 5,000 shares of Common Stock vested on June 24, 2006. Ms. Wright has not exercised her right to purchase these shares.
7 On June 24, 2003, Ms. Wright was awarded options to purchase 20,000 shares of Common Stock with an exercise price per share of $16.41; options to purchase 6,667 shares of Common Stock vested on June 24, 2006. Ms. Wright has not exercised her right to purchase these shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2006

/s/ Deborah C. Wright
Deborah C. Wright